February 8, 2013

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	TCF Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Response dated January 7, 2013
File No. 001-10253

Dear Ms. Blume:

This letter is in response to your letter, dated February 4, 2013, concerning the above captioned filings of TCF Financial Corporation (TCF).  For your convenience, we have repeated the comments from your letter in boldface type to facilitate your review, followed by the responses of TCF.

In our response we have agreed to change or supplement the disclosures in our filings.  While we believe that these changes will improve our future disclosures we do not believe our prior filings are deficient or inadequate.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Financial Condition Analysis

Credit Quality, page 34

1.               We have read your response to prior comment number 2. Please provide a note to the table appearing in Attachment B to identify the amount of nonaccrual troubled debt restructured loans by loan type for each of the 5 years presented. In addition, expand the table to present the amount of accruing troubled debt restructured loans pursuant to Item III C 1 (b) of Guide III.

Ms. Sharon Blume

Securities and Exchange Commission

TCF Response
Future filings will be revised as requested to expand the disclosures of our non-accrual loans and leases table to include non-accrual troubled debt restructured loan information for each of the last five years.  See attachment A for the proposed expanded table.

Additionally, future filings will be revised as requested to expand the disclosure of our accruing troubled debt restructured loans to include information for each of the last five years.  See attachment B for the proposed expanded table.

TCF acknowledges its responsibility for the adequacy and accuracy of the disclosure in its filings.  TCF also acknowledges that comments from the SEC’s staff or changes in disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.  Finally, TCF acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

Thank you for your consideration of our response.  If you have any questions concerning the foregoing response, please do not hesitate to contact me at 952-475-7946.

Sincerely,

/s/ Michael S. Jones
Michael S. Jones
Executive Vice President and Chief Financial Officer

Attachments

Attachment A

Expanded non-accrual loans and leases table to disclose non-accrual TDR loans within the credit quality section of future forms 10-K:

Non-accrual Loans and Leases  The following table summarizes TCF’s non-accrual loans and leases and other real estate owned.

	At December 31,
(In thousands)	2012		2011	2010	2009	2008
Consumer real estate:
First mortgage lien	$		$129,114	$140,871	$118,313	$71,078
Junior lien			20,257	26,626	20,846	11,793
Total consumer real estate			149,371	167,497	139,159	82,871
Commercial real estate			104,744	104,305	77,627	54,615
Commercial business			22,775	37,943	28,569	14,088
Total commercial			127,519	142,248	106,196	68,703
Leasing and equipment finance			20,583	34,407	50,008	20,879
Inventory finance			823	1,055	771	-
Other			15	50	141	65
Total non-accrual loans and leases	$		$298,311	$345,257	$296,275	$172,518
Other real estate owned			134,898	141,065	105,768	61,665
Total non-accrual loans and leases and other real estate owned	$		$433,209	$486,322	$402,043	$234,183

Non-accrual loans and leases to total loans and leases		%	2.11%	2.33%	2.03%	1.29%
Non-accrual loans and leases and other real estate owned to total loans and leases and other real estate owned			3.03	3.26	2.74	1.75
Allowance for loan and lease losses to non-accrual loans and leases			85.71	76.99	82.51	99.96

The following table summarizes TCF’s non-accrual TDR loans included in the table above.

	At December 31,
(In thousands)	2012	2011	2010	2009	2008
Consumer real estate	$	$46,728	$30,511	$15,416	$9,216
Commercial		83,154	17,487	9,586	13,685
Leasing and equipment finance		979	1,284	-	-
Total non-accrual TDR loans	$	$130,861	$49,282	$25,002	$22,901

Attachment B

Expanded accruing troubled debt restructured loans and leases table to include five years within the credit quality section of future forms 10-K:

Loan Modifications   The following table summarizes TCF's accruing TDR loans.

	At December 31,
(In thousands)	2012		2011	2010	2009	2008
Accruing TDR loans:
Consumer real estate	$		$433,078	$337,401	$252,510	$27,423
Commercial			98,448	48,838	-	-
Leasing and equipment finance			776	-	-	-
Total accruing TDR loans	$		$532,302	$386,239	$252,510	$27,423
Over 60 day delinquency as a percentage of total accruing TDR loans		%	5.69%	4.64%	2.48%	9.72%